

Mail Stop 4628

August 15, 2016

<u>Via E-Mail</u>
Heri Sunaryadi
Chief Financial Officer
Perusahaan Perseroan (Persero)
Jl. Japati No. 1, Bandung 40133
Indonesia

> **Re: Perusahaan Perseroan (Persero)**
> **a/k/a Telkom Indonesia**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 1, 2016**
> **File No. 1-14406**

Dear Mr. Sunaryadi:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note references in the Form 20-F and in independent news articles to your business in the Middle East. Syria, located in the Middle East and Sudan, which can be included in references to the Middle East, are designated by the U.S. Department of State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. In Note 36 to the financial statements, you list significant agreements with affiliates of Huawei Technologies Co. Ltd. and ZTE Corporation. Huawei recently was issued a subpoena by the U.S. Department of Commerce regarding its exports to Syria, Sudan and Iran. Iran also is a U.S.-designated state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. ZTE has been the subject of news reports about the Commerce Department's recent addition of ZTE to its Entity List and Unverified List because of alleged violations of export controls relating to Syria, Sudan and Iran. Please address for us the potential for reputational harm from your relationships with affiliates of Huawei and ZTE.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director